Exhibit 99.1

Tombstone Exploration Corporation Starts Review of Large Data File Detailing Mineral-Rich Eagleville Gold Property in Mineral County, Nevada

PHOENIX, AZ--(Marketwire - 06/24/10) - Tombstone Exploration Corp. (OTC.BB:TMBXF - News) announced previously on June 21st that, through its wholly-owned subsidiary, American Eagle Minerals Inc., the Company has closed a lease agreement on the Eagleville property in Mineral County, Nevada. Eagleville is located along the northeast boundary of the Walker Lane structural zone in the Regent-Rawhide Mining District, Mineral County, Nevada. Terms of the agreement include a lease to purchase provision, after the term of the 10-year lease has passed.

The Eagleville Property represents a paradigm shift for Tombstone Exploration. It is a gold rich prospect located in the prolific Walker Lane Structural belt that hosts bonanza grade mineralization such as seen at Goldfield, Round Mountain and Paradise Peak gold districts of Nevada.

By acquiring a mid-stage gold exploration project, the Company has the opportunity to immediately utilize a comprehensive database to develop exploration strategies and efficiently apply them. The property has historically produced multi-ounce gold ore and chemical grade barite ore from over two miles of underground workings.

As the value of gold rises, so does that of silver; now with both precious metals in its inventory, Tombstone Exploration is poised to take advantage of their increase in value. No official production records exist from the early mining activities at Eagleville, however records indicate the average grade of ore was approximately 1 to 2 ounces gold per ton.

The gold bearing quartz vein deposits at Eagleville were historically developed along 8,000 feet of underground workings. The vein systems found on the property may represent the upper level of the mineralized system. Gold mineralization found in the historic workings may continue beneath the sulphide horizon, the limit of the historic workings.

Additional work is being planned to explore the extension of the Eagleville mineralized systems under the adjacent overburden. As well, the existing data will be reanalyzed and additional field work completed to gain further insight into the geological environment at the Eagleville Mine.

Alan M. Brown, CEO of Tombstone, commented, "The exploration and development already completed on the Eagleville property are incredible. We are currently forming a team of professionals to execute our exploration activities as we plan our best strategy for development."

Tombstone Exploration Corporation (TMBXF) is focused primarily on exploration and development of mineral resources. Tombstone Exploration Corporation has the mineral rights to approximately 14 000 acres of historical mining land in the areas around Tombstone, Arizona and is the largest landholder in the Tombstone Mining District.

For more information on Tombstone Exploration Corporation, please visit www.tombstonemining.com

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not historical facts may be forward-looking statements within the meaning of the Securities Act of 1933, as amended. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company and its management. Such statements are estimates only, as the Company has not completed the preparation of its financial statements for those periods, nor has its auditor completed the audit of those results. Actual revenue may differ materially from those anticipated in this press release. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to Tombstone Exploration Corporation's ability to obtain additional financing. Tombstone Exploration Corporation undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Tombstone Exploration Corporation's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Tombstone Exploration Corporation's success are more fully disclosed in Tombstone Exploration Corporation most recent public filings with the U.S. Securities and Exchange Commission.